Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Amalgamated Financial Corp.:

We consent to the incorporation by reference in the registration statement (No. 333-248652) on Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 of Amalgamated Financial Corp. of our reports dated March 13, 2020, with respect to the consolidated statements of financial condition of Amalgamated Bank and subsidiaries (the Bank) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10-K of the Bank.

/s/ KPMG LLP

New York, New York

March 10, 2021